[	Arotech Corporation 1229 Oak Valley Drive Ann Arbor, Michigan 48108 Tel: (800) 281-0356 Fax: (734) 761-5368 http://www.arotech.com Nasdaq National Market: ARTX

October 18, 2010

VIA EDGAR AND FACSIMILE
1-703-813-6985

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W.
Mail Stop 3030
Washington, D.C. 20549

RE:           Arotech Corporation
Form 10-K for the fiscal year ended December 31, 2009
Filed March 31, 2010
File No. 000-23336

Dear Mr. Cascio:

This letter sets forth the response of Arotech Corporation (“we” or the “Company”) to the comment contained in the letter (the “Comment Letter”) of the staff of the Securities and Exchange Commission (the “Staff”) dated October 12, 2010 and addressed to Thomas J. Paup, with respect to the above-referenced filing.  For the convenience of the Staff, in our response below we have restated the full text of the Staff’s comment (in bold italics) immediately before the text of our related response, which appears in regular roman typeface.

RESPONSE TO COMMENT LETTER

Form 10-K for the fiscal year ended December 31, 2009

Consolidated Financial Statements

q.  Fair value of financial instruments, page F-18

1.
We note your response to prior comment 9 that the fair value of your derivative liabilities are primarily based on Level 2 inputs.  Please tell us why the derivative liabilities are not classified as Level 3 in the fair value hierarchy.  Please note that under FASB ASC 820-10-35-37 the level in the fair value hierarchy should be determined based upon the lowest level input that is significant to the fair value measurement in its en-

tirety.  We also refer you to FASB ASC 820-10-55-22 which states that a Level 3 input would include historical volatility.

We acknowledge the Staff’s comment and with further review of FASB ASC 820-10-35-37 and FASB ASC 820-10-55-22 we have determined that the Company’s fair value measurement of derivative liabilities, which are primarily based on Level 2 inputs, should properly be disclosed as Level 3 due to the use of historical volatility.  We use the Black Scholes model to determine the fair value of these derivative liabilities which includes the use of historical volatility.  We feel that the factors used in our evaluation along with the gains and losses were presented in our disclosures but not in the tabular format as suggested in the accounting literature.  Our future filings will include a disclosure in a tabular format showing the data used for the calculation of the gains and losses along with the fair value of derivative liabilities.

Thank you for the opportunity to respond to your Comment Letter. If you need any additional information after reviewing the above, you can contact me at 734-761-5836. You may also contact our general counsel, Yaakov Har-Oz, who can be reached at 011-972-54-646-4808.

                                                          Sincerely,

                                                          Thomas J. Paup
                                                          Chief Financial Officer

cc:	Kristin Lochhead (by fax – 703-813-6985)
Robert S. Ehrlich
Yaakov Har-Oz, Esq.